KRUEGER LLP	Los Angeles La Jolla San Diego	7486 La Jolla Boulevard La Jolla, California 92037 858 729-9997 858 405-7385 858 729-9995 fax blair@thekruegergroup.com
ADMITTED TO THE CALIFORNIA, FEDERAL AND INTER-AMERICAN BAR ASSOCIATIONS

VIA FEDERAL EXPRESS AND E-MAIL

Ms. Barbara C. Jacobs

Assistant Director

Mr. Patrick Gilmore

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 12, 2015

Re:

MetaSolutions, Inc.: Response to Comment Letter Dated February 23, 2015 Regarding Registration Statement on Form S-1 Filed January 27, 2015 (SEC File Number 333-201709)

Dear Ms. Jacobs and Mr. Gilmore:

We write on behalf of our client, MetaSolutions, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company has requested us, as its legal counsel, to respond to your February 23, 2015 letter.   Based on your comments and the current business state, the Company has concurrently filed herewith Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).

The Company’s sequential response to the following comments of the United States Securities and Exchange Commission (the “Commission”) is set forth below:

Comment

General.

1.

You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Currently, the Company feels it is not a shell for the following reasons.

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K [AB].

KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

March 12, 2015

The Company is considered a development stage business. From inception, the Company has been pursuing an actual business.  The Financial Accounting Standards Board (“FASB”) has defined a development stage business or enterprise (“DSE”) as “an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist: (a) planned principal operations have not commenced; or (b) planned principal operations have commenced, but there has been no significant revenue therefrom.” The Company is a DSE which falls within category (B) above.

Were the Company not to be considered a development stage company, the Company, would still not be considered a shell. The definition above uses the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  However, this can be a difficult proposition for a business in the early stages of development that has not generated revenues yet.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business.  These activities include, but are not limited to, the following:

1.

entering into agreements with vendors, consultants and software developers, etc.;

2.

preparing to file patent, trademark, and copyright applications with respect to the company’s intellectual property;

3.

preparing to execute a purchase of developed software that would add to the company’s intellectual property;

4.

entering into product development agreements or similar agreements for the development of a product or service; and

5.

incurring material operating expenses such as research and development expenses;

The Company believes it is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. The Company has spent hundreds of man hours and thousands of dollars in producing a comprehensive framework and a beta-version of its software product. The Company is pursuing contracts with industry veterans to provide preliminary energy efficiency consulting as part of their services segment.  It has developed a significant asset which is their software one of their intended products. It has retained a consultant to assist in the hiring of the right technical personnel to pursue operations. It has received unsecured debt financing and vendor financing from its software developer through the deferral of fee payment.

The modified disclosure supplements and addresses the SEC’s concerns with respect to Comment #1. Please see registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

March 12, 2015

2.

Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

•

your statement that you believe contract sizes may range from $100,000 to $500,000 (pages 5 and 23);

•

your statement that the energy efficiency market will surpass $1 trillion in gross energy savings over the next five years representing $50 billion in potential average annual savings from a potential annual capital investment of $25 billion per year (pages 23 and 31);

•

and your statement that the commercial segment you believe has been historically underserved presents 40% of the U.S. energy efficiency savings potential to be reached over the next decade (pages 23 and 31).

The Company has expanded and supplemented its disclosure with respect to Comment #2.  Please see registration statement filed concurrently herewith as the Amendment.

Cover Page

3.

Please delete the tabular presentation, which is not appropriate in the context of a self-underwritten offering to be conducted on a no minimum basis. Additionally, given the “no minimum” nature of the offering, we suggest that you supplement the disclosures on pages 19 and 20 to reflect assumed completion of ten percent of the proposed offering, rather than presenting 25% of the offering as the minimum offering completion level.

The Company has supplemented its disclosure to reflect 10% of the proposed offering rather than the presentation of 25% of the proposed offering as a minimum completion level. Please see registration statement filed concurrently herewith as the Amendment.

Prospectus Summary

About MetaSolutions, Inc., page 4

4.

We note your disclosure that you have spent over $100,000 on software development. Please clarify the current status of your software development and include corresponding disclosure in the Business section.

The Company has expanded its disclosure concerning its software development and current status of its software with respect to Comment #4. Please see registration statement filed concurrently herewith as the Amendment.

5.

We note that you have entered into a management services agreement with Mr. McGoldrick. Please tell us what consideration you gave to filing this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company added the management services agreement as an exhibit to its registration statement on Form S-1. Please see registration statement filed concurrently herewith as the Amendment.

6.

Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page that you will provide comprehensive energy efficiency services and that you will provide real-time energy usage analytics. On page 22 you state that your platform will enable the management of electricity and will be scalable. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

The Company has modified its disclosure with respect to Comment #6. Please see registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

March 12, 2015

7.

As the escrow agreement provides that the proceeds of the offering will be held in the Krueger Group, LLP’s Attorney-Client Trust Account, it appears that they will have a first priority claim over funds received in this offering. If accurate, please disclose this here and include corresponding disclosure in the Risk Factors section.

The Company has modified its disclosure with respect to Comment #7. Krueger LLP will not have a first priority claim over the funds received and upon receipt of the Offering proceeds will remit those funds directly to the Company upon accepting subscription agreements. Please see registration statement filed concurrently herewith as the Amendment.

Risk Factors

Risks Related to the Business

8.

Please include a risk factor that addresses the exemptions from financial reporting requirements that are available to emerging growth companies and disclose whether you will be taking advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies.

The Company has added a risk factor that addresses exemptions available for financial reporting under the JOBS Act as addressed per Comment #8. Please see registration statement filed concurrently herewith as the Amendment.

Our internal controls may be inadequate…, page 11

9.

Please revise this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal controls over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company and/or a smaller reporting company.

The Company has modified its disclosure concerning our assessment of the effectiveness of our internal controls over financial reporting under the JOBS Act and smaller reporting requirements in response to Comment #9. Please see registration statement filed concurrently herewith as the Amendment.

Use of Proceeds, page 17

10.

Please revise your disclosure to include a tabular disclosure that assumes the sale of 10%, 25%, 50%, and 100% of the shares you are offering.

The Company added a tabular disclosure with respect to Comment #10 to reflect 10%, 25%, 50% and 100% of the maximum Offering proceeds and how those proceeds will be used. Please see registration statement filed concurrently herewith as the Amendment.

Management’s Discussion and Analysis or Plan of Operation

Business Objective, page 24

11.

We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

The Company has expanded and supplemented the industry information referenced and its disclosure with respect to Comment #11. Please see registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

March 12, 2015

Liquidity, page 27

12.

Please revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

The Company has revised its disclosure as to the minimum number of months that its planned operations can be supported with respect to Comment #12. Furthermore we discussed our currently available resources and our current burn rate of the Company’s operations. Please see registration statement filed concurrently herewith as the Amendment.

Directors, Executive Officers, Promoters and Control Persons, page 34

13.

Please revise to disclose Mr. McGoldrick’s position with Public Service Enterprise Group Incorporated. Refer to Item 401(e) of Regulation S-K.

The Company has expanded its description of Mr. McGoldrick’s position with PSEG and its disclosure with respect to Item 401(e) of Regulation S-K and Comment #13. Please see registration statement filed concurrently herewith as the Amendment.

Summary Compensation Table, page 36

14.

Please revise the summary compensation table to disclose the salary earned by Mr. McGoldrick during 2013 and 2014. Refer to Item 402(n)(2)(iii) of Regulation S-K.

The Company updated the summary compensation table and its disclosure with respect to Comment #14. Please see registration statement filed concurrently herewith as the Amendment.

Plan of Distribution

State Securities – Blue Sky Laws, page 45

15.

Your statement that that upon the filing of a Form 8-A the company’s shares of common stock will become “covered securities” is inconsistent with the definition of a covered security under Section 18(b) of the Securities Act. Please advise, or revise.

The Company has amended its disclosure with respect to Comment #15. We described such covered securities and under what circumstances they would qualify for the Commission. Please see registration statement filed concurrently herewith as the Amendment.

Exhibit 23.1

16.

Please revise the consent to reference all financial statement periods included in the report dated January 5, 2015.

The Company has attached an updated consent letter from its PCAOB independent public accountant with respect to Comment #16. Please see registration statement filed concurrently herewith as the Amendment.

– The remainder of this page left blank –

KRUEGER LLP

Ms. Barbara C. Jacobs

Mr. Patrick Gilmore

United States Securities and Exchange Commission

March 12, 2015

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Peter McGoldrick, which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

MetaSolutions, Inc.

Enclosure

MetaSolutions, Inc.

(a professional consultancy business)

Attachment to

The Krueger Group, LLP

Letter Dated March 12, 2015

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Peter McGoldrick

Peter McGoldrick, President

Chief Executive Officer and Chief Financial Officer

MetaSolutions, Inc.